UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38882

HeadHunter Group PLC

(Exact Name of Registrant as Specified in Its Charter)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 14, 2020, HeadHunter Group PLC issued a press release, a copy of which is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

Exhibit No.	Description

99.1	Press Release of HeadHunter Group PLC, dated December 14, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: December 14, 2020	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer